WORLD ENERGY SOLUTIONS, INC.
44 Main Street
Worcester, MA 01608
March 16, 2010
VIA EDGAR
Securities and Exchange Commission
ATTN: H. Christopher Owings, Asst. Dir.
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:	World Energy Solutions, Inc. Registration Statement on Form S-3 Filed January 22, 2010 and Amended on March 9, 2010 File No. 333-164473 Request for Acceleration of Effective Date
Dear Ladies and Gentlemen:
     World Energy Solutions, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, as amended, to 12:00 p.m. on Friday, March 19, 2010 or as soon thereafter as is practicable. Any changes to the schedule for the effective date may be communicated through our counsel, Michael A. Refolo, Esquire, Mirick O’Connell, 100 Front Street, Worcester, MA 01608-1477, at 508-929-1622 (voice) or 508-463-1395 (facsimile).
     In furtherance of our request, the undersigned hereby acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your attention to this matter.

Very truly yours, WORLD ENERGY SOLUTIONS, INC.
By:	/s/ Richard Domaleski
Richard Domaleski
Chief Executive Officer